EXHIBIT 99.1

Centerra Gold 2022 First Quarter Results Conference Call and Webcast

TORONTO, April 26, 2022 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra”) (TSX: CG) (NYSE: CGAU) will host a conference call and webcast to discuss the 2022 first quarter operating and financial results on Wednesday, May 4, 2022 at 9:30 a.m. Eastern Time. The results are scheduled to be released before the market opens on Wednesday, May 4, 2022.

  North American participants should dial the toll-free number +1 (877) 758-1913
  International participants may access the call at +1 (416) 641-6202

The conference call is being webcast by Notified and can be accessed live at https://edge.media-server.com/mmc/p/gyd8wzg6. Presentation slides of the first quarter results will also be accessible on Centerra Gold’s website at www.centerragold.com.

An audio recording of the call will be made available after the call via telephone until midnight Eastern Time on Wednesday, May 18, 2022. The recording can be accessed by calling + 1 (416) 626-4100 or (800) 558-5253 and using the passcode 22018170. In addition, the webcast will be archived on Centerra Gold’s website under: www.centerragold.com/investor/events-presentations.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Turkey, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Turkey. While the Company still owns the Kumtor Mine in the Kyrgyz Republic, it is currently no longer under the Company’s control. The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Toby Caron
Treasurer and Director, Investor Relations
(416) 204-1694
toby.caron@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
shae.frosst@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at http://ml.globenewswire.com/Resource/Download/60ec1bbc-bf05-49ab-a54a-75f7f4624911